Vornado Realty Trust
210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

April 22, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10-K for the year ended December 31, 2007 Filed February 26, 2008 File No. 1-11954

Dear Mr. Gordon:

Please find herein our response to the letter, dated April 11, 2008, from you on behalf of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”). For your convenience, we have included the Staff’s comment before our response.

Securities and Exchange Commission	2

Form 10-K for the year ended December 31, 2007

Note 3. Acquisitions and Dispositions, page 145

1. Please tell us why you have only included pro forma information for the acquisition of 1290 Avenue and 555 California, which appears to represent approximately 50% of your acquisitions in 2007. For reference see paragraphs 54 and 55 of SFAS 141.

Response:

The disclosure on page 145 of the Company’s annual report on Form 10-K states that the Company completed $4.045 billion of real estate acquisitions and investments. The Company notes for the information of the Staff that of the amount disclosed, $1.800 billion represented the acquisition of 1290 Avenue of the Americas and 555 California Street, $1.530 billion represented 31 separate acquisitions of real estate assets and the balance of $715 million represented 10 separate acquisitions of real estate related businesses.

The Company concluded that the acquisition of 1290 Avenue of the Americas and 555 California Street was a material acquisition. In reaching this conclusion, the Company noted that the total acquisition consideration exceeded the Rule 3-14 significance threshold of 10% of the Company’s consolidated total assets of $17.954 billion at December 31, 2006. The Company reported this acquisition on a current report on Form 8-K, filed on March 16, 2007, and included the requisite financial statements and pro forma financial information on a current report on Form 8-K/A, filed on May 24, 2007. The Company has also included a summarized pro forma statement of income reflecting this acquisition in the notes to its consolidated financial statements in each of its quarterly reports on Form 10-Q and in its annual report on Form 10-K for the year ended December 31, 2007.

The Company concluded that its other acquisitions of real estate assets and real estate related businesses during 2007, were not material, individually or in the aggregate, to the Company’s consolidated financial statements. In reaching this conclusion, the Company noted that its property acquisitions, individually and in the aggregate, did not exceed the thresholds of significance under Rule 3-14 of Regulation S-X; and none of the businesses acquired during 2007, individually or in the aggregate, exceeded the thresholds of significance under Rule 3-05 of Regulation S-X. SFAS 141, paragraph 54 states, “the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate): (a) results of operations for the current period as though the business combination or combinations had been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period and (b) results of operations for the comparable prior period as though the business combination or combinations had been completed at the beginning of that period if comparative financial statements are presented. Because SFAS 141 does not provide specific guidance on measuring materiality, the Company considered the guidance provided by Rule 3-14 and Rule 3-05 of Regulation S-X and the guidance provided by Staff Accounting Bulletin No. 99 – Materiality, to conclude that the individually insignificant acquisitions of properties and businesses during 2007 were not material in the aggregate. The Company’s conclusion was based on the following:

•

The impact of the aggregate of all “insignificant” property acquisitions and business acquisitions did not exceed 10% of total revenues, total expenses, income from continuing operations or net income for the years ended December 31, 2007 and 2006.

•

Several of the remaining “insignificant” property acquisitions were acquisitions of non-operating properties under development or investments in development joint ventures, which have no profit or loss until development is substantially completed and the assets are placed into service.

•

The largest and second largest “insignificant” property acquisitions, aggregating $854 million, were completed on January 10 and 11, 2007. Accordingly, substantially all of the results of operations of these two properties were included in the Company’s consolidated statement of income for the year ended December 31, 2007.

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1290 Avenue of the Americas and 555 California Street, page 146

2. Please clarify for us how you allocated the purchase price of this acquisition to the assets and liabilities acquired by reconciling the purchase price allocation table on page 147 to the disclosed purchase price of approximately $1.8 billion. Given your disclosure, it appears you did not allocate any of the purchase price to net working capital acquired.

Response:

The Company’s disclosure on page 146 of its annual report on Form 10-K of the purchase price for the acquisition of 1290 Avenue of the Americas and 555 California Street states that the purchase price for our 70% interest in the real estate was approximately $1.8 billion consisting of $1.0 billion in cash and $797,000,000 of existing debt. This disclosure does not include $225.4 million of net working capital acquired and closing costs. Conversely, the Company’s allocation of purchase price in the table on page 147, which represents a summary of the fair value of the assets and liabilities acquired in accordance with SFAS 141, includes the allocation of $225.4 million of net working capital acquired and closing costs. Accordingly, net working capital and closing costs are a reconciling item between the $1.225 billion bottom line of the table on page 147 captioned “Net assets acquired” and the $1.0 billion in cash consideration disclosed on page 146. Working capital assets and working capital liabilities in the table on page 147 are included in the “Other assets” and “Other Liabilities,” respectively. The Company will clarify its disclosure in future filings.

H Street Building Corporation, page 148

3. Please provide us with a detailed analysis of the transactions that led you to record the deferred tax liabilities of $220 million, and your basis for recording this amount as income tax benefit income during 2008. Please tell us how this amount was calculated, and how much expense was recognized related to these deferred tax liabilities in each of the last three years.

Response:

In July 2005, the Company acquired 100% of H Street Building Corporation (“H Street”), a corporation taxed as a “C” corporation for Federal income tax purposes, which owned, among other things, a 50% interest in two “C” corporations, UBI and PPI. In accordance with purchase accounting under SFAS 141 and accounting for income taxes under SFAS 109, the Company recorded $126 million of deferred tax liabilities representing “built-in gains” tax (calculated as the difference between the GAAP fair value and the carryover tax basis of the net assets acquired, multiplied by H Street’s effective tax rate) because H Street and its two 50% owned entities were operated as “C” corporations and did not meet the applicable requirements to elect to be taxed as real estate investment trusts (“REITs”).

On April 30, 2007, the Company acquired the corporations that own the remaining 50% interests in UBI and PPI. In accordance with paragraph 30 of SFAS 109, the Company recorded additional deferred tax liabilities for the built-in gains tax on the remaining 50% it did not already own because these corporations did not meet the applicable requirements to elect to be taxed as REITs. Together with the deferred tax liabilities recorded in July 2005, the total deferred tax liability for built-in gains was $220 million, none of which was expensed in the Company’s consolidated statements of income through December 31, 2007.

As of January 1, 2008, these C corporations became eligible under §856 of the Internal Revenue Code to make elections to be taxed as REITs for the tax year beginning on January 1, 2008; and on January 16, 2008, the Company’s Board of Trustees approved making the REIT elections. The elections for each of these entities will be made on the 2008 tax returns which will be filed in 2009. As REITs, H Street, UBI and PPI will be subject to the 10-year “built-in gains” tax period (i.e., they will be subject to corporate tax to the extent these entities sell any property owned as of December 31, 2007, before January 1, 2018). However, as demonstrated by the Company’s past practices, it has the intent and the ability not to sell any of these assets (unless in qualified §1031 like-kind exchange transactions) for the minimum 10-year period so as not to be subject to the built-in gains tax. Making the REIT elections for these corporations effectively resulted in a change in the applicable tax rate that is expected to apply in the period in which the built-in gains are to reverse. Accordingly, the net taxable temporary differences expected to reverse in

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years beginning after December 31, 2007 are measured based on a zero percent tax rate, resulting in the elimination of the deferred tax liability.

Paragraph 28 of SFAS 109 addresses the accounting for a change in tax status of an enterprise. It states that a deferred tax liability or asset shall be eliminated at the date the enterprise ceases to be a taxable enterprise and that the effect of recognizing or eliminating a deferred tax liability or asset shall be included in income from continuing operations. Accordingly, our financial results for the first quarter of 2008 will include a $220 million reduction of income tax expense.

6. Investments in Partially Owned Entities, page 156

Toys “R” Us, page 156

4. Please tell us how you have evaluated your investment in Toys “R” Us for impairment, given their losses and store closures in recent years. Additionally, clarify for us how a significant portion of your share of restructuring and other charges during 2006 had no income statement impact as a result of purchase accounting.

Response:

On July 21, 2005, a joint venture, owned equally by the Company and its two partners, acquired Toys “R” Us (“Toys”) for $26.75 per share in cash or approximately $6.6 billion. As a result of the Company’s 32.7% ownership of Toys and its ability to influence, but not control, the operating and financial policies of Toys, the Company accounts for its investment under the equity method. In accordance with the requirements of paragraph 19(n) of APB 18, the Company’s proportionate share of the assets and liabilities acquired were adjusted to fair value in the same manner as a purchase of a business under SFAS 141. The Company’s assessment of fair value contemplated Toys’ January 2006 store closing program and the restructuring initiative, in accordance with the guidance in paragraph 37(k) of SFAS 141 and EITF Issue No. 95-3. Accordingly, Toys’ execution of these plans subsequent to the July 2005 acquisition did not materially impact the Company’s share of earnings from its investment in Toys, and since they were contemplated in the Company’s initial assessment of fair value, they did not give rise to impairment considerations.

Paragraph 19(h) of APB 18 states, “a current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment.” Since the date of acquisition, the estimated fair value of our investment in Toys’ has increased substantially and our share of Toys net loss has decreased substantially, from $47.5 million in 2006 to $14.3 million in 2007, a $33.2 million, or 69.9%, reduction. The Company’s estimate of the fair value of its investment in Toys is consistent with Toy’s estimated fair value of its common equity, as will be disclosed in its annual report on Form 10-K for the fiscal year ended February 2, 2008, which Toys will file with the SEC by the end of April 2008. Accordingly, the Company concluded that its investment in Toys was not impaired.

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The Lexington Master Limited Partnership, page 158

5. Please tell us how you determined that the decline in the value of your investment in the Lexington Master Limited Partnership is not other than temporary. Given your share of ownership, it appears the share price of Lexington MLP would have to reach $19.43/sh in order to support the carrying amount of the investment on your consolidated balance sheet as of December 31, 2007, a price which seems to significantly exceed the partnership’s historical share value.

Response

As of December 31, 2007, the Company owned 8,149,593 limited partnership units of Lexington MLP (“LXP”), with an aggregate carrying amount of $158,331,000, or $19.43 per unit, as compared to the December 31, 2007 market value of $118,495,000, or $14.54 per unit, a difference of $4.89 per unit. The Company’s determination that its investment was not other than temporarily impaired at December 31, 2007, was based on the following factors:

•

As recently as October 2007, LXP shares were trading at prices in excess of the Company’s carrying amount; although LXP’s share price declined during November and December 2007, third-party analysts continued to value LXP’s net assets at an average of $21.02 per share at December 31, 2007.

•

In November 2007 LXP initiated a common share repurchase program and in February 2008 it increased the number of common shares/units it was authorized to repurchase from 10 million shares to 15 million shares, which the Company believed was an indication that the fair value of LXP’s shares was greater than its December 31, 2007 share price; LXP disclosed that during 2007 it repurchased common shares at an average of $19.83 per share.

•

The Company accounts for its investment in LXP on the equity method. During 2007 the carrying amount of the Company’s investment in LXP was reduced as a result of equity method accounting, by approximately $8.5 million, or $1.04 per unit, as the Company received regular common distributions in excess of its equity in LXP’s net earnings. The Company anticipates a greater reduction of the carrying amount of its investment in 2008. Using LXP’s fourth quarter 2007 run-rate for regular cash dividends net of its 2007 income from continuing operations as an estimate of 2008 net earnings (which is substantially less than cash flow provided by operating activities as a result of depreciation expense), the 2008 reduction of the carrying amount of the Company’s investment would be approximately $2.08 per unit; thereby reducing the difference between the carrying amount and the market value of the Company’s investment in LXP from $4.89 per unit to approximately $2.81 per unit, which the Company believes will be reduced to zero based on its forecasted increase in LXP’s share price during 2008.

Based on the factors discussed above, the Company forecasted a recovery of LXP’s share price within a 12-month period sufficient to recover its carrying amount and concluded that as of December 31, 2007, its investment was not other than temporarily impaired.

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13. Leases, page 181

Former Bradlees Locations, page 181

6. Please clarify for us whether you have recognized any part of the $25,400,000 due from Stop & Shop as revenue in your consolidated statements of income, and if so, if you have reserved against any portion of these receivables.

Response

Pursuant to a Master Agreement and Guaranty, dated May 1, 1992, between the Company and Stop & Shop, the Company is contractually due $5.0 million of additional rent per annum, which the Company has recognized as rental revenue on its consolidated statements of income each year through December 31, 2007. In January 2003, Stop & Shop contested their obligation to pay this additional rent subsequent to December 31, 2002 and ceased making payment to the Company. As of December 31, 2007, the Company is owed $25.4 million for unpaid amounts due from Stop & Shop. Beginning on January 1, 2004 through December 31, 2007, the Company reserved 25% of the $5.0 million of annual rent not collected; accordingly, as of December 31, 2007, the Company’s allowance against the Stop & Shop receivable balance of $25.4 million amounted to $6.3 million. The reserve was the Company’s best estimate of the ultimate resolution of this matter and was determined based on settlement discussions with Stop & Shop. In connection with the preparation of Company’s consolidated financial statements for the three months ended March 31, 2008, the Company has determined that the collectibility of the receivable from Stop & Shop above the net receivable balance of $19.1 million as of December 31, 2007 is not reasonably assured, and accordingly, the Company will record an allowance equal to 100% of the additional annual rental income subsequent to December 31, 2007, until the collectibility of such amounts is reasonably assured.

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Very truly yours, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric C. McPhee (Division of Corporation Finance)

Steven Roth Joseph Macnow (Vornado Realty Trust)